UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 28, 2015

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McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(b)   On January 28, 2015, McDonald's Corporation (the "Company") announced that Donald Thompson will retire as President and Chief Executive Officer, effective March 1, 2015. Mr. Thompson also will retire from the Company's Board of Directors (the "Board"), effective March 1, 2015.

(c)   On January 28, 2015, the Company announced that Stephen J. Easterbrook, 47, was elected President and Chief Executive Officer of the Company, effective March 1, 2015. Currently, Mr. Easterbrook serves as Corporate Senior Executive Vice President and Global Chief Brand Officer of the Company, a position he has held since May 2014. Mr. Easterbrook served as Corporate Executive Vice President and Global Chief Brand Officer from June 2013 through April 2014. From September 2012 through May 2013, Mr. Easterbrook served as the Chief Executive Officer of Wagamama Limited and from September 2011 to September 2012, he served as the Chief Executive Officer of PizzaExpress Limited. Prior to September 2011, Mr. Easterbrook served in a number of roles with the Company. From December 2010 to September 2011, he held the position of President, McDonald's Europe, and from September 2010 to December 2010, he served as Corporate Executive Vice President and Global Chief Brand Officer. Mr. Easterbrook served as Chief Executive Officer and President, McDonald's U.K. from April 2006 to September 2010 and was given additional responsibility as President, Northern Division, Europe from January 2007 to September 2010.

On January 28, 2015, the Board also elected the following officers to the new roles listed below, effective March 1, 2015.

Peter J. Bensen, 52, was elected Chief Administrative Officer. Mr. Bensen currently serves as Corporate Senior Executive Vice President and Chief Financial Officer, a position he has held since May 2014. Prior to that time, he served as Corporate Executive Vice President and Chief Financial Officer from January 2008 through April 2014.

Kevin M. Ozan, 51, was elected Corporate Executive Vice President and Chief Financial Officer. Mr. Ozan currently serves as Corporate Senior Vice President and Corporate Controller, a position he has held since February 2008.

Brian Mullens, 43, was elected Corporate Senior Vice President and Corporate Controller. Mr. Mullens currently serves as Corporate Vice President-Finance, a position he has held since September 2014. He served as Corporate Vice President and Assistant Controller from December 2012 to September 2014. Prior to that time, Mr. Mullens served as Chief Financial Officer of McDonald's U.K. and Northern Division, Europe from December 2007 to November 2012.

The press release announcing the actions approved by the Board as described above (with the exception of the election of Mr. Mullens) is furnished as Exhibit 99.1 to this Form 8-K.

(d)   On January 28, 2015, the Board increased the size of the Board by one to a total of 14 Directors, and on the same date elected Margo Georgiadis as a Director. The Board also elected Mr. Easterbrook as a Director to replace Mr. Thompson, effective March 1, 2015. The Board has not elected Ms. Georgiadis or Mr. Easterbrook to any Committees at this time. The press releases announcing the election of Mr. Easterbrook and Ms. Georgiadis to the Company's Board are furnished as Exhibit 99.1 and Exhibit 99.2 to this Form 8-K.

Item 7.01. Regulation FD Disclosure.

On January 28, 2015, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99.3 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

   (d)   Exhibits.
   99.1   Press Release of McDonald's Corporation issued January 28, 2015:
                 McDonald's Announces Key Management Changes

   99.2   Press Release of McDonald's Corporation issued January 28, 2015:
                 Margo Georgiadis Joins McDonald's Board of Directors

   99.3   Investor Release of McDonald's Corporation issued January 28, 2015:
                 McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 3, 2015   By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99.1   Press Release of McDonald's Corporation issued January 28, 2015:
                    McDonald's Announces Key Management Changes

Exhibit No. 99.2   Press Release of McDonald's Corporation issued January 28, 2015:
                    Margo Georgiadis Joins McDonald's Board of Directors

Exhibit No. 99.3   Investor Release of McDonald's Corporation issued January 28, 2015:
                    McDonald's Announces Quarterly Cash Dividend

Exhibit 99.1



FOR IMMEDIATE RELEASE
January 28, 2015

MEDIA:
Heidi Barker Sa Shekhem   **630-623-3791**
heidi.barker@us.mcd.com

Becca Hary   **630-623-7293**
becca.hary@us.mcd.com

INVESTORS:
Chris Stent   **630-623-3801**
chris.stent@us.mcd.com

MCDONALD'S ANNOUNCES KEY MANAGEMENT CHANGES

BOARD ELECTS NEW CHIEF EXECUTIVE OFFICER
UPON RETIREMENT OF DON THOMPSON

OAK BROOK, Ill. (January 28, 2015) The Board of Directors of McDonald's Corporation today announced that Don Thompson will retire as President and Chief Executive Officer and as a member of the Board of Directors after nearly 25 years of service to the company, effective March 1. The Board has elected Steve Easterbrook to replace Thompson as President and CEO. Easterbrook was also elected to the Board of Directors, filling the vacancy created by Thompson.

"Steve is a strong and experienced executive who successfully led our UK and European business units and the Board is confident that he can effectively lead the Company to improved financial and operational performance," said Andrew McKenna, non-executive Chairman of the Board of Directors.

McKenna continued: "On behalf of the Board I sincerely thank Don for his valuable contributions and outstanding service throughout his career at McDonald's. We will be indebted for his passionate leadership, business acumen, dedication and system knowledge."

In announcing his retirement, Thompson said. "It's tough to say goodbye to the McFamily, but there is a time and season for everything. I am truly confident as I pass the reins over to Steve, that he will continue to move our business and brand forward."

"I am grateful to have had the opportunity to work with Don and congratulate him on his remarkable career at McDonald's," said Easterbrook. "I am honored to lead this great brand, and am committed to working with our franchisees, suppliers and employees to drive forward our strategic business priorities to better serve our customers."

Prior to this promotion, Easterbrook was Senior Executive Vice President and Chief Brand Officer, leading McDonald's efforts to elevate its marketing, advance menu innovation, and create an infrastructure for its digital initiatives. An accomplished, McDonald's veteran, Easterbrook previously served in key leadership roles across the company's global business, including president of McDonald's Europe.

In addition, Pete Bensen, Senior Executive Vice President and Chief Financial Officer, is promoted to the newly-created role of Chief Administrative Officer. In his new position reporting to Easterbrook, Bensen will oversee a number of functions supporting the company's operations. Kevin Ozan, who currently serves as Senior Vice President and Corporate Controller, will succeed Bensen and is promoted to Executive Vice President and Chief Financial Officer.

As CFO, Ozan will report to Bensen and will be responsible for managing the global financial organization and leading the development and execution of the company's fiscal strategies. Ozan brings broad financial experience and has held senior-level positions in the company's Finance, Investor Relations and Accounting departments with assignments in both the U.S. and European markets.

The McDonald's Board of Directors today elected Bensen and Ozan to their respective positions, which will also be effective March 1.

"McDonald's is an outstanding company with talented employees and these management changes are aimed at speeding the company's movement to its next phase of innovation and growth, said McKenna. "The Board will continue to be actively engaged with the leadership team to drive McDonald's future success throughout this transition."

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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Exhibit 99.2



FOR IMMEDIATE RELEASE
January 28, 2015

MEDIA:
Heidi Barker Sa Shekhem   **630-623-3791**
heidi.barker@us.mcd.com

Becca Hary   **630-623-7293**
becca.hary@us.mcd.com

INVESTORS:
Chris Stent   **630-623-3801**
chris.stent@us.mcd.com

MARGO GEORGIADIS JOINS MCDONALD'S BOARD OF DIRECTORS

OAK BROOK, Ill. - McDonald's Corporation Board of Directors today elected Margo Georgiadis as a Director of the company. Georgiadis, 50, is President of Americas at Google, where she leads the company's businesses in North America and Latin America.

"As we head into 2015, Margo brings unique capabilities and additional dimensions to our Board," said Andrew McKenna, McDonald's Chairman of the Board. "We're pleased to welcome her and look forward to the insights she will bring as a Director."

Prior to her current role, Georgiadis held senior level positions at Groupon, Discover Financial Services, and McKinsey and Company. Georgiadis has extensive knowledge of technology, marketing, consumer insights, strategy and business development, and risk assessment.

Georgiadis has a bachelor's degree in economics from Harvard College and an MBA from Harvard Business School. She also serves on a number of nonprofit boards.

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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Exhibit 99.3



Investor Release

FOR IMMEDIATE RELEASE

01/28/2015

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.85 per share of common stock payable on March 16, 2015 to shareholders of record at the close of business on March 2, 2015.

Upcoming Communications

McDonald's plans to release January 2015 sales information on February 9, 2015.

About McDonald's

McDonald's is the world's leading global food service retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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